Exhibit 1
17th May, 2007
New York Stock Exchange
11, Wall Street,
New York,
NY 10005
USA
Dear Sir / Madam,
Sub: Raising of Capital
We wish to inform you that the Board of Directors at its meeting today have approved the following:
1. Raising of capital of an aggregate value of INR 4200 Crores or USD One Billion, whichever is higher, by way of issue of public or private offerings in domestic or in one or more international markets subject to the approvals of the shareholders and regulatory authorities.
2. As a part of the above Issue, the Bank proposes to issue, subject to the approvals of the shareholders and regulatory authorities, 1,35,82,000 equity shares to Housing Development Finance Corporation Limited on preferential basis at a price of INR 1023.49 per share which is the price determined as per the specified formula for Preferential Issues under the SEBI (Disclosure and Investor Protection) Guidelines, 2000.
3. To seek shareholders approval to facilitate grant of 1,50,00,000 stock options to the employees of the Bank.
This is not an offer of securities for sale in India, the United States of America or any other jurisdiction. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration. Any public offering of securities will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management as well as financial statements.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sanjay Dongre
Executive Vice President (Legal) &
Company Secretary